September 19, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert Augustin and Ms. Jane Park

Re: Caring Brands, Inc.

Draft Registration Statement on Form S-1

Filed September 8, 2025

File No. 333-289767

Dear Mr. Augustin and Ms. Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 17, 2025 (the “Comment Letter”) relating to the amended registration statement on Form S-1, which was submitted to the Commission by Caring Brands, Inc. (the “Company” or “we”) on September 8, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Form S-1 filed September 8, 2025

General

1.	We note your deletion of references throughout the registration statement to the distribution of common stock that will be distributed to the shareholders of Safety Shot following the effectiveness of this registration statement pursuant to the Separation and Exchange Agreement. However, we note that Article III of the Separation and Exchange Agreement filed as Exhibit 10.6 provides that the Distribution shall be effected as promptly as possible following the effectiveness of this registration statement. Please restore the references to the distribution pursuant to the Separation and Exchange Agreement or advise why this disclosure is no longer applicable to your company. Please also clarify whether the resale of 500,000 shares of common stock held by a certain shareholder relates to the shares of common stock to be distributed pursuant to the Separation and Exchange Agreement and identify such selling shareholder, where applicable, or explain to us why the name of such selling shareholder cannot be disclosed.

Response: We note the Staff’s comment, and respectfully submit that on September 19, 2025, Safety Shot, Inc. (“Safety Shot”) and the Company executed Amendment No. 1 to the Separation and Exchange Agreement (the “Amendment”), which deletes Article III (Distribution) of the Separation and Exchange Agreement and confirms that no distribution of the Company’s common stock to Safety Shot’s shareholders will occur in connection with, or following the effectiveness of, this Registration Statement. We have filed the Amendment as Exhibit 10.23 and updated the exhibit index accordingly. In light of the Amendment, the disclosure regarding a distribution is no longer applicable to the Company. We have revised the Registration Statement to (i) remove prior references to a contemplated “distribution” and (ii) added a statement that no such distribution will occur.

The resale of 500,000 shares referenced by the Staff does not relate to the Separation and Exchange Agreement or any contemplated distribution. Rather, on September 4, 2025, Safety Shot sold 500,000 shares of the Company’s common stock to Jordan Fried in a privately negotiated transaction. We have identified Jordan Fried by name in the Selling Stockholders table, reflected the number of shares beneficially owned before and after the offering, and included the customary footnotes regarding ownership and any relationships, in accordance with Regulation S-K.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer